July 16, 2021

VIA EDGAR AND EMAIL

United States Security and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: REST EZ, INC.

Amendment No. 2 to Registration Statement on Form S-1

Form S-1 Filed on May 26, 2021

Amendment No. 2 to Registration Statement on Form S-1 Filed on July 15, 2021

File No. 333-256498

Ladies and Gentlemen:

Pursuant to Jul, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on July 19, 2021, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

● Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our independent legal counsel, Keith N. Hamilton, at (801) 201-8786 or keith@knhamilton.com , with any questions you may have concerning this request. In addition, please notify Mr. Hamilton when this request for acceleration has been granted.

Sincerely,

/s/ Brandon Sosa

Brandon Sosa

CEO, Rest EZ, Inc.